November 6, 2024

Sean Saint
Chief Executive Officer
Beta Bionics, Inc.
11 Hughes
Irvine, CA 92618

       Re: Beta Bionics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 28, 2024
           CIK No. 0001674632
Dear Sean Saint:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 10, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1. We note your response to comment 3. Please revise to disclose, as stated in your response to the comment letter dated October 10, 2024, that you continue to analyze your expansion but do not currently have a specific timeline for your expansion plans to disclose. Please also disclose the geographic market(s) where the iLet is currently offered.
 November 6, 2024
Page 2
Clinical and Real-World Data Demonstrate the Safety, Effectiveness and Simplicity of the iLet, page 2

2. We note your response to comment 6. Please revise to explain how GMI and HbA1c are directly comparable even though they are two different indicators, and discuss any material assumptions and/or risks associated with their comparison. Commercial Opportunity and Strategy, page 3

3. We note your response to comment 9. Please revise to further discuss the "historical
       T1D population growth rate and public and industry data" on which you base your assumption that the T1D total addressable market for insulin pumps in the United
       States is forecasted to grow at approximately 2% per year. Please also further discuss the "publicly available sales information and industry data" that you cite to substantiate the total addressable markets for existing pump users and potential new pump users, and discuss any assumptions relied upon when forecasting the conversion of persons with T1D from syringes and/or insulin pens to insulin pumps. Product Development Pipeline and Future Initiatives, page 4

4. We note your response to comment 12. Please revise to further discuss any material steps, including clinical testing, trials, and/or additional studies, as applicable, required for each of your product candidates prior to any submissions to
       the FDA. As an example only, we note your disclosure that you "are in the early stages of developing an insulin pump that is designed to adhere directly to the skin and administer insulin without the need for tubing" and that you "expect that the algorithm [to be used in connection with the patch pump] will need to be studied in both T1D and T2D populations in order to seek clearance in both T1D and T2D".
       Please disclose whether the patch pump will require clinical trials prior to the FDA submission, and discuss the studies to be conducted in connection with the associated algorithm.
The Offering, page 13

5. We note your disclosure here and throughout the prospectus regarding your directed share program. Please revise your prospectus to clarify, where appropriate, the risks associated with certain participants of the directed share program not being subject to a 180-day lock-up restriction. In addition, please expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program.
Risk Factors
We are subject to a post-market surveillance order issued by the FDA for our iLet. If the FDA determines that our iLet does not perform..., page 35

6. We note your response to comment 17. Please revise your summary to discuss the post-market surveillance order. Please also clarify whether the FDA expressed concern with the limited effectiveness data for design features specific to the iLet.
 November 6, 2024
Page 3

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules..., page 60

7. We note your disclosure that "[u]se of AI/ML in connection with [y]our confidential, proprietary, or otherwise sensitive information, including personal data or software source code, may result in leaks, disclosure, or otherwise unauthorized or unintended access to such information, including if such information is used to further refine and train the underlying AI/ML models" and that "AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct...[which] may happen if the inputs that the model relied on were inaccurate, incomplete or flawed
       (including if a bad actor    poisons    the AI/ML with bad inputs or
logic), or if the logic
       of the AI/ML is flawed (a so-called    hallucination   )." Please revise
your regulatory
       disclosures to discuss how you train your AI/ML models, including the processes you rely on to safeguard sensitive information, and how you account for potential AI/ML
       "hallucinations" which may produce inaccurate results.
Use of Proceeds, page 93

8. We note the disclosure elsewhere in your filing that you are developing certain other products such as the patch pump in T1D and T2D and a first-of-its-kind bihormonal configuration of the iLet. When available, please revise this section to disclose your estimated uses of proceeds from this offering.
Business
Our Solution: The iLet Bionic Pancreas, page 137

9. We note your response to comment 26. Please revise to address the following points:

             Please briefly explain how the basal-rate functions and how the basal-rate profile is compiled using CGM data.
             Please define insulin pharmacokinetics and discuss how the mathematical formulation "for estimating current concentration of insulin in the blood and predicting future concentrations" was developed.
             We note your disclosure that "[y]our adaptive meal dose insulin algorithm predicts the amount of insulin that is needed for the announced meal type and relative size based on the amount of insulin required for previously announced meals of that type and relative size, and any additional insulin needed is provided by the corrections algorithm based on CGM data." Please briefly explain how the system operates when a meal is outside historical parameters.
10. Please revise to clarify whether the iLet is compatible with third-party infusion sets or insulin cartridges.
 November 6, 2024
Page 4
The iLet Bionic Pancreas Pivotal Trial (BPPT) testing the iLet in adults and children with
T1D, page 147

11. We note your response to comment 27. Please revise to quantify the number of events due to infusion set failure in the iLet-A/L group and the number of other device-
       related issues. Please also further discuss the episodes of hyperglycemia with or without ketosis reported in the iLet-A/L group relating to the trial device.
Management
Family Relationships and Other Arrangements, page 192

12. We note your disclosure that certain directors were designated pursuant to the amended and restated voting agreement. Please revise to disclose the material terms of the amended and restated voting agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Financial Statements
Note 3 - Revenue recognition, page F-13

13. Your response to prior comment 33 does not address our request to disaggregate revenues for the iLet product and single use products. Please advise. In addition to the guidance in ASC 606, please also address the guidance in ASC 280-10-50-40. Please note that once you update your financial statements, your Management's Discussion and Analysis should separately address revenues for the iLet product and single use products to the extent those revenues have differing growth rates and/or contributions to your gross margins. Refer to Item 303(a)(3) of Regulation S-X.
General

14. We note your response to prior comment 34. Please revise to clarify that the only
       models that are currently compatible with your iLet are DexCom   s G6
and G7 devices
       and Abbott   s FreeStyle Libre 3 Plus CGM sensor.
15. We note your response to comment 35. Please revise your disclosure to provide the basis for each of the below statements, including specific studies or sources. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise to state the basis for your belief.

             Page 2: "Currently, based on public and industry data, we believe that approximately one-third of people with T1D in the United States utilize insulin pumps or hybrid closed-loop systems to receive their daily insulin, while the majority receive their daily insulin via MDI therapy, which is less complex, but often less effective and has been shown to be associated with higher HbA1c levels."
             Page 6: "Among the T2D population, approximately 1.8 million require intensive insulin therapy, but fewer than 10% have adopted pump technology to date, based on public and industry data."
             Page 134: "Based on data from long-term population studies, diabetes is estimated to shorten overall life expectancy by 7-10 years on average." November 6, 2024
Page 5

       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Carlos Ramirez, Esq.